02 JAN 23 AM 8:32

Selfridges plc

Our Ref. 50005

The Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street NW
Washington DC 20549
U S A

SUPPL



29th October 2001

Dear Sirs

Re: Selfridges File No: 82-4818

Please find enclosed a copy of a recent announcement made to the London Stock Exchange on 29th October 2001.

Yours faithfully

Ann Shrimpton
Company Secretary's Office

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

Encs.

dw 1/31

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Upda
Selfridges PLC	Holding in Company		16:15 29 Oct

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Selfridges plc

2) Name of shareholder having a major interest

Fidelity International Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bankers Trust - 374,200

Chase Nominees Limited - 26,367

Chase Nominees Limited - 344,300

HSBC Client Holdings Nominee (UK) Limited - 261,300

Citibank - 129,700

MSS Nominees Limited - 74,800

Nortrust Nominees Limited - 518,200

Bankers Trust - 54,900

State Street Nominees Limited - 277,800

RBS Trust Bank - 589,800

Northern Trust - 1,217,600

Bank of New York Europe - 435,700

5) Number of shares/amount of stock acquired

Not Known

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary Shares of 25p each

10) Date of transaction

Not Known

11) Date company informed

29th October 2001

12) Total holding following this notification

4,304,667

13) Total percentage holding of issued class following this notification

2.81%

14) Any additional information

15) Name of contact and telephone number for queries

Alan Camplin-Smith - 020 7318 3018

16) Name and signature of authorised company official responsible for making this notification

Alan Camplin-Smith, Secretary

Date of notification ..29th October 2001

END

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